FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                       For the month of August 2005 No. 2

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]


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     On August 29, 2005, the Registrant announced that it strengthened its management team and implemented changes to its organizational structure. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TOWER SEMICONDUCTOR LTD.



Date: August 30, 2005                       By: /S/ Nati Somekh Gilboa
                                            --------------------------
                                            Nati Somekh Gilboa
                                            Corporate Secretary

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             TOWER SEMICONDUCTOR STRENGTHENS ITS MANAGEMENT TEAM AND
               IMPLEMENTS CHANGES TO ITS ORGANIZATIONAL STRUCTURE

          CHANGES EMPHASIZE FOCUS ON CUSTOMERS AND THEIR TIME-TO-MARKET

MIGDAL HAEMEK, Israel -- August 29, 2005 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-plaY independent specialty foundry, today announced the implementation of changes to its organizational structure focused on establishing three product line units. The re-structuring reflects Tower's emphasis on working closely with customers and accelerating the time-to-market of their next-generation products.

The three distinct product line units are: CMOS Image Sensors and embedded Non-Volatile Memory products (CIS/NVM), Radio Frequency (RF)/Mixed Signal, and CMOS.

These product line divisions will assume business and Profit and Loss (P&L) responsibility for the specialized technology lines and business applications, thereby streamlining communication and decision-making channels as well as strengthening Tower's positioning as a Specialty Foundry, focusing on providing unique solutions to customers' needs.

The product lines - each to be managed by a general manager - will report to Dr. Itzhak Edrei, senior vice president Product Lines. Dr. Edrei served as vice president Research and Development at Tower since 2001. He has been with Tower since 1993, holding various technical management positions.

For an interim period, the regional sales managers will also report to Dr. Edrei, thereby establishing strong alignment between product line and sales account management activities.

Yaakov Milstain joined Tower as vice president and general manager of Design Services. He comes to Tower from Cadence Design Systems, where he held the position of vice president and general manager of the Custom IC business unit. Milstain brings more than 20 years of experience in the semiconductor industry.

All the operations units will be consolidated under a single roof and will be managed by Erez Taoz, senior vice president of Operations. He has been the general manager of Fab2 since 2003. Taoz joined Tower in 1996, and has since managed various manufacturing operations.

Rafi Mor was appointed to be vice president and general manager of Fab2, having previously been the VP and general manager of Fab1 with a rich background in process and equipment engineering.

To strengthen its business arm, Tower has established a Business Development office, under the leadership of Ephie Koltin, which will focus on the pursuit of new business opportunities, additional business models and long-term strategy.

Tower also created the position of chief technology officer, which will be assumed by Rafi Nave, who has served as vice president of Customer Services since 2003. Until then, he led Research and Development for the NDS group as a vice president for seven years. Prior to that, Nave spent 20 years at Intel, including five years as general manager of its Design Center in Israel.

"I am confident that our customers will benefit from the product based customer focus that is derived from this new structure. Tower has been well recognized for customer responsiveness and outstanding technical capability. With this restructure the Tower management team will further contribute to our customers' success as well as fulfill our shareholders expectations", said Russell Ellwanger, the company's CEO

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab2 features 0.18 micron and below standard and specialized process technologies and has a current capacity of up to 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com.

CONTACTS:

Tower Semiconductor USA
Michael Axelrod, +1 408 330 6871
pr@towersemi.com

           Or

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Mary Curtis, +1 408 293 8600
mcurtis@pacifico.com

           Or

Fusion IR & Communications
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Sheldon Lutch, +1 212 268 1816
sheldon@fusionir.com